Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 16, 2021

REE Automotive Opens New Engineering Center of Excellence

Company preps for mass production of its breakthrough electric vehicle platform technology

●	New REE Engineering Center to accelerate engineering design, validation, verification and testing, as well as product homologation
●	Center to support REE’s capex-light global manufacturing strategy of multiple integration centers
●	REE plans a $92 million dollar investment during the next three years in the new Engineering Center and the region

(Tel Aviv –February 16, 2021) – REE Automotive (REE), a leader in e-Mobility, which recently announced its merger with 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC), today announces the establishment of a new state-of-the-art Engineering Center of Excellence. The new Engineering Center will expedite REE’s strategic plans to meet anticipated global demand for its breakthrough REEcorner and Electric Vehicle (EV) platform technology.

The Engineering Center will spearhead REEcorner and EV platform engineering design, validation, verification and testing, as well as product homologation. REE will also have access to world-class test facilities and a proving ground for physical testing and validation of the REEcorner and EV platform at the MIRA Technology Park in the UK.

REE’s unique CapEx-light manufacturing model will utilize globally located integration centers, creating scalable and agile unit economics. REE intends to assemble components at its integration centers, thus reducing Capex requirements, and expects to establish a network of 15 integration centers with the first one set to open in the US in 2021. REE plans to manufacture via a secured and exclusive global network of Tier 1 partners in over 30 countries, with point-of-sale assembly.

Daniel Barel, REE’s Co-Founder and CEO: “I am excited to announce another major milestone for REE towards bringing our technology and products to the market as we expand our global footprint. With the recent announcement that we plan to go public via a SPAC through our merger with 10X Capital Venture Acquisition Corp. and funding from long-term strategic investors including Koch Strategic Platforms, Mahindra & Mahindra and Magna International, REE would have sufficient capital to accelerate mass production of REEcorner technology and modular EV platforms. The first REEcorners are expected to be delivered to customers in 2022, with mass production beginning in 2023. This new Engineering Center is a state-of-the-art facility allowing us to accelerate our validation, verification and testing as well as product homologation.”

REE’s technology empowers global mobility companies with the flexibility to build electric and autonomous cars, vans and trucks of any size or shape, for any application, and any target market. REE’s proprietary REEcorner X-by-wire technology integrates all critical vehicle components (steering, braking, suspension, powertrain and control) into the arch of the wheel. This groundbreaking concept, unique to REE, allows a completely flat and modular electric chassis and provides customers with full design freedom to create the broadest range of electric and autonomous vehicles. EVs and AVs built on REEcorner and EV platform technology will offer more room for passengers, cargo, and batteries in a manner unprecedented in the industry. REE’s proprietary technology is agnostic to vehicle size and design, power-source and driving mode (human or autonomous).

Lord Grimstone of Boscobel Kt, Minister for Investment at the Department for International Trade: “The UK is the most welcoming location for a pioneering automotive company like REE thanks to our leading position in both CAM and vehicle electrification. The Government’s multi-million ‘Driving the Electric Revolution’ program, which drives forward new solutions in automotive power electronics, motors and drives, has played a major role in bringing this exciting investment to the UK. I wish the company every success in its new home.”

Mike Charlton, REE’s COO, who is responsible for the launch stated, “A key driver in our decision to establish our presence in the UK is the UK government’s forward-thinking vision and zero-emissions policy that perfectly aligns with REE’s goal of heralding a more sustainable, greener future for our generation and those to come.”

The opening of REE’s new Engineering Center at MIRA Technology Park in the UK - Europe’s leading mobility R&D location for developing the latest automotive technology - is anticipated to create approximately 200 highly skilled jobs in the next few years.

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 – for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

About MIRA Technology Park
MIRA Technology Park is Europe’s leading mobility R&D location for developing the latest automotive technology. It is a national centre of excellence and located in the middle of the UK automotive sector, providing access to over 40 major test facilities and the UK’s most comprehensive proving ground. MIRA Technology Park is home to over 35 global OEMs, Tier 1 and specialist automotive technology companies. The purpose-designed campus creates a unique collaborative ecosystem, bringing together world-class facilities and skilled engineers, to provide a location for innovation and technological development.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.